Exhibit 4.01

DESCRIPTION OF CAPITAL STOCK

General

Except as otherwise indicated or unless the context requires otherwise, all references herein to the “Company,” “we,” “us,” “our” and similar terms refer to EQT Corporation.

The descriptions below summarize certain general terms and provisions of our common stock, no par value, and relevant provisions of Pennsylvania law relating to our common stock. These summaries are subject to, and are qualified in their entirety by reference to: (i) our Restated Articles of Incorporation (as further amended and/or amended and restated from time to time, our Articles); (ii) our Amended and Restated Bylaws (as further amended and/or amended and restated from time to time, our Bylaws); (iii) the statement of designations that may be filed by us with respect to shares of any series of preferred stock that may be issued subsequent to the date hereof; and (iv) the applicable provisions of the Pennsylvania Business Corporation Law of 1988 (as amended from time to time, the PBCL). We encourage you to review complete copies of our Articles and our Bylaws, which we have filed with the U.S. Securities and Exchange Commission. All descriptions provided herein are as of February 9, 2022.

Description of Common Stock

Except as otherwise required by law or as otherwise provided in any statement of designations for any series of preferred stock, the holders of our common stock have exclusive voting rights for the election of our directors and for all other purposes and are entitled to one vote for each share held. Shareholders do not have cumulative voting rights in elections of directors. All of our directors are elected annually, and our board of directors is not separated into classes.

Subject to the rights of the holders of any outstanding shares of preferred stock, each holder of our common stock is entitled to receive any dividends, in cash, securities or property, as our board of directors may declare. Pennsylvania law prohibits the payment of dividends if we are insolvent or if we would become insolvent after the dividend or repurchase.

In the event of our liquidation, dissolution or winding up, either voluntarily or involuntarily, subject to the rights of the holders of any outstanding shares of preferred stock, holders of our common stock are entitled to share pro-rata in all of our remaining assets available for distribution.

    The holders of shares of our common stock do not have preemptive rights or conversion rights, and there are no redemption or sinking fund provisions applicable to our common stock. Holders of shares of our common stock are not subject to any liability for further calls or assessments.

    There are no restrictions on the alienability of our common stock, and there are no provisions discriminating against any existing or prospective holder of our common stock as a result of such holder owning a substantial amount of the Company’s securities other than as set forth below under “Anti-Takeover Effect of Our Governing Documents and the PBCL.”

Our common stock is listed on the New York Stock Exchange under the symbol “EQT.”

The rights of holders of our common stock may be materially limited or qualified by the rights of holders of preferred stock that we may issue in the future. We currently have no shares of preferred stock issued and outstanding as of February 9, 2022. However, under Pennsylvania law and our Articles, our board of directors is authorized to issue shares of preferred stock from time to time in one or more series without shareholder approval. Subject to limitations prescribed by Pennsylvania law, our Articles and our Bylaws, our board of directors can determine the number of shares constituting each series of preferred stock and the designation, preferences, qualifications, limitations, restrictions, and special or relative rights or privileges of that series, and our board of directors will be able to, without shareholder approval, issue preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of our common stock and could have anti-takeover effects. If our board of directors designates a series of preferred stock in the future, the statement of designation for the preferred stock will describe the terms of the preferred stock.

Anti-Takeover Effect of Our Governing Documents and the PBCL

Our Articles and Bylaws contain a number of provisions relating to corporate governance and to the rights of shareholders. Certain of these provisions, which are described below, may have a potential “anti-takeover” effect by delaying, deferring or preventing a change of control of us. In addition, certain provisions of Pennsylvania law, including those described below, may have a similar effect.

     Required Vote for Authorization of Certain Actions.  Our Articles require the vote of the holders of not less than 80% of the combined voting power of the then outstanding shares of capital stock of all classes and series entitled to vote generally in the annual election of directors, voting together as a single class, for approval of certain business combinations, including certain mergers, asset sales, security issuances, recapitalizations, reorganizations, reclassification of securities, liquidation or dissolution, or any agreement, plan, contract or other arrangement providing for such a transaction, involving us or our subsidiaries and certain acquiring persons (namely a person, entity or specified group which beneficially owns more than 10% of the then outstanding shares of our capital stock entitled to vote generally in an annual election of directors), unless such business combination has been approved by two-thirds of the continuing directors, or the aggregate amount of cash, together with the “fair market value” of other consideration, exceeds the “highest equivalent price” threshold and other procedural requirements specified in our Articles are met.

Required Vote for Amendment of Our Bylaws.  Our board of directors may make, amend and repeal our Bylaws with respect to those matters which are not, by statute, reserved exclusively to our shareholders, subject to the power of our shareholders to change such action. No bylaw may be made, amended or repealed by our shareholders unless such action is approved by the vote specified by applicable law for valid shareholder action.

Preferred Stock.  The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a shareholder vote on specific issuances. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, a majority of our outstanding voting stock. The existence of the authorized but undesignated preferred stock may have a depressive effect on the market price of our common stock.

Anti-Takeover Law Provisions under the PBCL.  We are subject to certain provisions of Chapter 25 of the PBCL, which may have the effect of discouraging or rendering more difficult a hostile takeover attempt against us, including Section 2524, Section 2538, Subchapter 25E and Subchapter 25F of the PBCL.

Under Section 2524 of the PBCL, shareholders cannot act by partial written consent except as permitted under our Articles, and our Articles do not permit shareholders to act by partial written consent.

Section 2538 of the PBCL requires enhanced shareholder approval for certain transactions between us and an “interested shareholder” (defined as a shareholder who is a party to the transaction or is treated differently from other shareholders). Section 2538 applies if an interested shareholder (together with his, her or its affiliates) is to (i) be a party to a merger or consolidation, a share exchange or certain sales of assets involving us or one of our subsidiaries; (ii) receive a disproportionate amount of any securities of any corporation which survives or results from a division; (iii) be treated differently from others holding shares of the same class in a voluntary dissolution of such corporation; or (iv) have his or her percentage of voting or economic share interest in such corporation materially increased relative to substantially all other shareholders in a reclassification. Under these circumstances, the proposed transaction must be approved by the affirmative vote of the holders of shares representing at least a majority of the votes that all disinterested shareholders are entitled to cast with respect to such transaction. However, this special voting requirement will not apply where the proposed transaction has been approved in a prescribed manner by our board of directors or if certain other conditions, including the amount of consideration to be paid to certain shareholders, are satisfied or the transaction involves certain subsidiaries. This voting requirement is in addition to any other voting requirement under the PBCL, our Articles or our Bylaws.

Under Subchapter 25E of the PBCL, if any person or group acting in concert acquires voting power over shares representing 20% or more of the votes which all of our shareholders would be entitled to cast in an election of directors, any other shareholder may demand that such person or group purchase such shareholder’s shares at a price determined in an appraisal proceeding.

Under Subchapter 25F of the PBCL, we may not engage in a merger, consolidation, share exchange, division, asset sale, disposition (in one transaction or a series of transactions) or a variety of other “business combination” transactions with a person which becomes the “beneficial owner” of shares representing 20% or more of the voting power in an election of our directors unless: (1) the business combination or the acquisition of the 20% interest is approved by our board of directors prior to the date the 20% interest is acquired; (2) the person beneficially owns at least 80% of our outstanding shares and the business combination (a) is approved by a majority vote of the disinterested shareholders and (b) satisfies certain minimum price and other conditions prescribed in Subchapter 25F; (3) the business combination is approved by a majority vote of the disinterested shareholders at a meeting called no earlier than five years after the date the 20% interest is acquired; or (4) the business combination

(a) is approved by shareholder vote at a meeting called no earlier than five years after the date the 20% interest is acquired and (b) satisfies certain minimum price and other conditions prescribed in Subchapter 25F.

We have elected to opt out of Subchapter 25G of the PBCL (which would have required a shareholder vote to accord voting rights to control shares acquired by a 20% shareholder in a control-share acquisition) and Subchapter 25H (which would have required a person or group to disgorge to us any profits received from a sale of our equity securities under certain circumstances).

Advance Notice Requirements.  Our Bylaws require our shareholders to provide advance notice if they wish to submit a proposal or nominate candidates for director at our annual meeting of shareholders. These procedures generally provide that notice of shareholder proposals and shareholder nominations for the election of directors at our annual meeting must be in writing and received by our secretary at our principal executive offices at least 90, but not more than 120, days prior to the anniversary of the date of the prior year’s annual meeting of shareholders.

Special Meetings of Shareholders.  Our Bylaws provide that a special meeting of shareholders may only be called by our board of directors, by our chief executive officer or by shareholders owning at least 25% of the outstanding shares of our voting stock.

Exclusive Forum. Our Bylaws provide that unless the Company consents in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director or officer or other employee of the Company to the Company or the Company’s shareholders, (iii) any action asserting a claim against the Company or any director or officer or other employee of the Company arising pursuant to any provision of the PBCL or our Articles or our Bylaws, or (iv) any action asserting a claim against the Company or any director or officer or other employee of the Company governed by the internal affairs doctrine shall be the state and federal courts sitting in the judicial district of the Commonwealth of Pennsylvania embracing the county in which the registered office of the Company is located. This choice of forum provision may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with the Company or its directors, officers, employees or agents, which may discourage such lawsuits against the Company and such persons.

Special Treatment for Specified Groups of Nonconsenting Shareholders.  The PBCL permits an amendment of a corporation’s articles of incorporation or other corporate action, if approved by shareholders generally, to provide mandatory special treatment for specified groups of nonconsenting shareholders of the same class by providing, for example, that shares of common stock held only by designated shareholders of record, and no other shares of common stock, shall be cashed out at a price determined by the corporation, subject to applicable dissenters’ rights.

Exercise of Director Powers Generally.  The PBCL provides that the directors of a corporation are not required to regard the interests of the shareholders as being dominant or controlling in making decisions concerning takeovers or any other matters. The directors may consider, to the extent they deem appropriate, among other things, (1) the effects of any proposed action upon any or all groups affected by the action, including, among others, shareholders, employees, creditors, customers and suppliers, (2) the short-term and long-term interests of the corporation, (3) the resources, intent and conduct of any person or group seeking to acquire control of the corporation and (4) all other pertinent factors. In addition, the PBCL expressly provides that directors do not violate their fiduciary duties solely by relying on “poison pills” or the anti-takeover provisions of the PBCL.